HERALD RESOURCES

HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3, 50 Colin Street, West Perth Western Australia 6005 PO Box 893 West Perth Western Australia 6872
Tel +61 8 9322 2788 **Fax** +61 8 9481 1669 **Email** hrl@herald.net.au **Web**

30 November 2005

US SECURITIES & EXCHANGE COMMISSION
Division of Corporate Finance
Office of International Corporate Finance
Mailstop 3628
One Station Place, NE
Washington DC 20549
USA

Re: Rule 12g3-2(b) ***(82-4295)*** ***5 pages to follow***

On behalf of Herald Resources Ltd (the "Company"), a company incorporated in Australia, I am furnishing herewith the below listed document(s) pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Document Description / Date
Chairman's Address – AGM
Results of the 2005 AGM
Dated 30 November 2005

Yours faithfully

M P WRIGHT
Executive Director

Enc

HERALD
RESOURCES

HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3, 50 Colin Street, West Perth Western Australia 6005 PO Box 893 West Perth Western Australia 6872
Tel +61 8 9322 2788 **Fax** +61 8 9481 1669 **Email** hrl@herald.net.au **Web** www.herald.net.au

30 November 2005

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Via ASX Online

RE: CHAIRMAN'S ADDRESS – ANNUAL GENERAL MEETING

The following address is to be given by our Chairman, Mr Terry Allen, at the Company's Annual General Meeting today.

Yours faithfully

MICHAEL P WRIGHT
Executive Director

CHAIRMANS ADDRESS

The power point presentation I have just given (which can be viewed on the Herald website), gives a glimpse of the favorable position the company finds itself in. This means we have a great opportunity to exploit the shortage of zinc concentrate supply and rising metal prices, in the form of lower treatment charges and higher revenues respectively We do however regard long term relationships as important and therefore are considering this as well, as opposed to just doing the best deals with anyone.

There may be a perception in the market and some shareholders that this project is taking a long time to bring into production. In part this is true to the extent that there is an industry shortage of professional people capable of doing independent studies. This is affecting not only companies, but bankers and off take parties. We are of the opinion that it is better to do it well rather than quickly, as early mistakes can cost a company dearly, or even fatally. I know it can be frustrating, but this project has the potential to make your company a significant base metal producer for possibly decades to come, and we intend to start off on a sound footing. We would like to do it well quickly, but this is simply not possible considering the complexity of the process, mining, freight options and approvals. Many of these are out of our control, but delays or perceived delays do not mean problems, just diligence.

I cannot emphasize enough the gratitude I, and I hope shareholders, have for the efforts and sacrifice that have been made by your company key personal and consultants.

Without a doubt the key performers have been our international exploration manager, Terry Middleton, who also coordinated the compilation of the feasibility study, and Ian Bruce, our project manager in Indonesia, and also chief negotiator with various agencies. These have been well assisted by our office manager in Indonesia, Harahap, site manager Tarmizie and public relations manager Situmorang. In turn all have been backed by consultant Dr Rozik, who is an ex Director General of Mines. In support of this core team, we have Kuntoro Mangkusubroto, our representative on the board of our Indonesian joint venture company, who in spite of his duties as head of the $7 billion tsunami relief fund in Aceh province, finds time to support and advise us when required.

It is important to note that we have already received government approval of our environmental and social impact study, which is the first step and a major hurdle in the total approvals process in Indonesia. We are currently working on the remaining approvals to allow us to proceed to development.

I would also like to welcome our new senior staff appointment, Craig Pickett, who has joined us with the responsibility of taking this project from feasibility through to construction and beyond. He has fitted into our team extremely well and we are thankful for his dedication to this project and your company.

It may appear that financing and marketing of products is a simple process, however this is not the case. Co-director Michael Wright has put in an enormous number of hours on weekends to ensure that everything has been considered in the various negotiations we are having with

banks and smelters and metal traders. You only ever get to see the end results, but the details involved in these agreements are significant, and if not well studied can reduce profits greatly. Once again, better to do it well than quickly. We have been ably assisted in the smelter negotiations by consultant Max Brunsdon, whose years of experience in metal marketing with such groups as BHP, and his knowledge of shipping and contracts will help us greatly at the end of the day.
We have put together a serious and professional team, and these along with a proposed expanded board as we advance towards production should serve us well in future years.

I wish to thank all our staff, particularly Sharon Clarke who compiled the Annual Report and the various authorities in the Dairi Regency and the local population for their support.

HERALD RESOURCES

HERALD RESOURCES LIMITED ABN 15 008 672 071
Level 3, 50 Colin Street, West Perth Western Australia 6005 PO Box 893 West Perth Western Australia 6872
Tel +61 8 9322 2788 **Fax** +61 8 9481 1669 **Email** hrl@herald.net.au **Web** www.herald.net.au

30 November 2005

Companies Announcement Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Via ASX Online

RE: RESULTS OF THE 2005 ANNUAL GENERAL MEETING

The following resolutions as set out below were passed by a show of hands at the 2005 Annual General Meeting of the Company held today:

ORDINARY BUSINESS

Resolution 1 – Adoption of Remuneration Report

Resolution 2 – Re-election of Mr Michael Wright, as a Director

Resolution 3 – Issue of Options to Mr Terrence Allen

Resolution 4 – Issue of Options to Mr Michael Wright

Resolution 5 – Issue of Options to Mr Graeme Hutton

In respect of each Resolution, the number of proxy votes exercisable by all proxies validly appointed and the total number of proxy votes in respect of which the appointments specified that:

(i) The proxy was to vote for the resolution; and
(ii) The proxy was to vote against the resolution; and
(iii) The proxy was to abstain on the resolution; and
(iv) The proxy was able to vote at the proxy's discretion

are set out in the following table:

	(i)	(ii)	(iii)	(iv)
RESOLUTION	FOR	AGAINST	ABSTAIN	DISCRETION
1	3,099,094	1,013,050	5,101,301	Nil
2	8,206,195	1,003,250	4,000	Nil
3	4,123,794	1,038,350	4,051,301	Nil
4	7,125,095	1,038,350	1,050,000	Nil
5	8,075,095	1,038,350	100,000	Nil

Yours faithfully

MICHAEL P WRIGHT
Executive Director